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                                                                     Exhibit (1)

                                  PRESS RELEASE

                           BUCYRUS INTERNATIONAL, INC.
                                 (NASDAQ: BCYR)
                              FOR IMMEDIATE RELEASE

                           BUCYRUS INTERNATIONAL, INC.
                                TO BE ACQUIRED BY
                          AMERICAN INDUSTRIAL PARTNERS

         South Milwaukee, Wisconsin, July 31, 1997... Willard R. Hildebrand, President and CEO of Bucyrus International, Inc. ("Bucyrus"), announced today that Bucyrus has entered into a letter of intent with American Industrial Partners Capital Fund II, L.P. ("American Industrial Partners"), providing for the acquisition of Bucyrus by American Industrial Partners or one of its affiliates. Under the terms of the letter of intent, American Industrial Partners would acquire all of the shares of Bucyrus at a price of $18 per share. The transaction is subject to customary contingencies, including the execution of a definitive agreement, financing, and shareholder, board of directors and regulatory approvals.

         Bucyrus stated that this transaction is not expected to have any effect on its previously announced acquisition of The Marion Power Shovel Company.

         Bucyrus is one of the world's leading manufacturers of large scale surface mining equipment and a provider of aftermarket parts and services.

         American Industrial Partners is a private investment partnership which makes equity investments in public and privately held companies located principally in the United States.

Contact: William R. Hildebrand, President and Chief Executive Officer or Daniel
         J. Smoke, Vice President and Chief Financial Officer (414) 768-5375 or
         (414) 768-5378


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